

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

David C. Sirolly
Chief Legal Officer & General Counsel
The Cannabist Company Holdings Inc.
680 Fifth Ave., 24th Floor
New York, New York 10019

>    **Re:  The Cannabist Company Holdings Inc.**
>    **Registration Statement on Form S-1**
>    **Filed October 17, 2023**
>    **File No. 333-275061**

Dear David C. Sirolly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Juan Grana at 202-551-6034 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:    James Guttman, Esq.